UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2023

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Enclosed hereto is a copy of a press release published by Oculis Holding AG (the “Company”) on June 13, 2023.

The information contained in this Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-271938).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated June 13, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oculis Holding AG

Date: June 13, 2023	By:	/s/ Sylvia Cheung
Name Sylvia Cheung
Title: Chief Financial Officer